December 3, 2008
Via EDGAR & Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
Patrick Gilmore, Staff Accountant
Donna Levy, Staff Attorney
Barbara Jacobs, Assistant Director

Re:	Foundry Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 18, 2008
Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed May 5, 2008, August 5, 2008 and
November 6, 2008, respectively
File No. 0-26689
Ladies and Gentlemen:
     Foundry Networks, Inc. (the “Company”) respectfully requests an extension of time to respond to the comments from the Staff of the Securities and Exchange Commission received by letter dated November 25, 2008 (the “Comment Letter”).
     The Company is working expeditiously to provide thorough responses to the Comment Letter and currently anticipates submitting a response to the Comment Letter on or before December 24, 2008.

Securities and Exchange Commission
December 3, 2008

     Please do not hesitate to contact me at (408) 207-1316 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely, FOUNDRY NETWORKS, INC.
/s/ Daniel W. Fairfax
Daniel W. Fairfax
Vice President, Finance and Administration and Chief Financial Officer

cc:	Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation